Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202

December 16, 2016

VIA EDGAR CORRESPONDENCE

Mr. Keith Gregory

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Mr. Gregory:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-16-600480) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on May 24, 2016, to register new Advisor Class shares of Transamerica Capital Growth, Transamerica Concentrated Growth, Transamerica Dividend Focused, Transamerica Emerging Markets Debt, Transamerica Emerging Markets Equity, Transamerica Event Driven, Transamerica Flexible Income, Transamerica Floating Rate, Transamerica Global Bond, Transamerica Global Equity, Transamerica Global Long/Short Equity, Transamerica High Yield Bond, Transamerica High Yield Muni, Transamerica Income & Growth, Transamerica Inflation Opportunities, Transamerica Intermediate Bond, Transamerica Intermediate Muni, Transamerica International Equity, Transamerica Large Cap Value, Transamerica Mid Cap Growth, Transamerica Mid Cap Value Opportunities, Transamerica MLP & Energy Income, Transamerica Multi-Cap Growth, Transamerica Short-Term Bond, Transamerica Small Cap Core, Transamerica Small Cap Growth, Transamerica Small Cap Value, Transamerica Small/Mid Cap Value, Transamerica Strategic High Income, Transamerica Unconstrained Bond, and Transamerica US Growth (each, a “Fund” and collectively, the “Funds”), each a separate series of the Registrant. Please note that the Registrant will not be offering Advisor Class for two of the Funds initially included in the Amendment; specifically, Transamerica Global Bond and Transamerica Income & Growth.1

The Amendment was also filed to register new Class R6 shares of certain series of the Registrant. The Registrant subsequently filed with the Commission a post-effective amendment to its Registration Statement (Accession Number: 0001193125-16-654759) with respect to the Class R6 shares of such series under Rule 485(b) of the 1933 Act on July 22, 2016. In connection with that filing, the Registrant filed a response letter with the Commission containing the Registrant’s responses to the Staff’s comments with respect to the Class R6 shares of such series (Accession Number: 0001193125-16-654753). This response letter, therefore, relates only to the Staff’s comments regarding the Advisor Class shares of the Funds. The Staff’s comments were conveyed to the Registrant by telephone on July 6, 2016.

On July 21, 2016, August 19, 2016, September 16, 2016, October 14, 2016, November 10, 2016 and December 9, 2016, the Registrant filed 485BXT filings under Rule 485(b) of the 1933 Act to designate new effective dates for the Amendment with respect to the Advisor Class shares of the Funds. The most recent 485BXT filing, made on December 9, 2016, designated December 18, 2016 as the effective date for the Amendment.

[1]	Transamerica Global Bond was liquidated, effective December 2, 2016. Transamerica Income & Growth was merged into Transamerica Strategic High Income, also effective December 2, 2016.

The Staff noted that all comments to a Fund’s summary section, as noted below, also generally apply to the disclosure with respect to the section entitled “More on Each Fund’s Strategies and Investments,” as well as “More on Risks of Investing in the Fund,” as applicable.

Below are the Staff’s comments on the Amendment with respect to the Funds and the Registrant’s responses thereto.

Prospectus Comments:

1.	Comment: The Staff noted that the filing is not materially complete, and will need to be completed in a post-effective amendment filing prior to effectiveness. Please confirm that all omitted, blank, bracketed or otherwise missing information will be included in a post-effective amendment filing, and please update the Funds’ series and class identifiers on the Commission’s EDGAR system.

Response: The Registrant so confirms and has made updates consistent with the Staff’s comment.

2.	Fees and Expenses – Annual Fund Operating Expenses: Please explain supplementally the reason for including a footnote to the “Other expenses” line item noting expenses are based on estimates for the current fiscal year when none of the Funds included in the Amendment are new funds.

Response: While the Funds are not new funds, the Registrant notes that the Advisor Class shares are a new class of the Funds with no operating results. As a result, the Registrant believes that it is appropriate to estimate the “Other expenses” of the class.

3.	Fees and Expenses – Annual Fund Operating Expenses: The Staff notes that the footnotes to the Annual Fund Operating Expenses table contain disclosure regarding expense limitation agreements for the Funds, and reminds the Registrant that only contractual fee waivers for periods longer than one year may appear in the Annual Fund Operating Expenses table.

Response: The Registrant notes that the fee waivers are contractual and run through March 1, 2018.

4.	Fees and Expenses – Annual Fund Operating Expenses: Please revise the footnote disclosure regarding the recaptured expense line item to state that the adviser may not recapture any amount that would result in the total annual fund operating expenses of the class exceeding: 1) the expense cap in effect at the time of waiver, or 2) any lower expense cap in effect at the time of recapture.

Response: The Registrant will make these revisions in connection with its next annual update.

5.	Fees and Expenses – Annual Fund Operating Expenses: For Funds that have a line item for recaptured expenses in the Annual Fund Operating Expenses table, please supplementally explain the corresponding footnote to describe how the figure was calculated.

Response: The Registrant notes that the Advisor Class shares are a new class of the Funds and no expenses have been recaptured with respect to this share class. This line item has been removed from the relevant Fees and Expenses tables.

6.	Fees and Expenses: Assuming all references remain the same from each Fund’s Annual Fund Operating Expenses table, please include clarification in the narrative to each Fund’s expense example table to indicate whether the expenses reflect adjustments of expense waivers or reimbursements, as applicable.

Response: The Registrant does not believe that Item 3 of Form N-1A requires such a clarification in the narrative preceding the expense example.

7.	Fees and Expenses: If the Funds do not have a share class offered in the prospectus that features a contingent deferred sales charge, please remove the second expense example table pursuant to the instructions to Item 3 of Form N-1A.

Response: The Registrant has made revisions consistent with the Staff’s comment.

8.	Principal Investment Strategies/Principal Risks: The Staff notes that the certain Fund’s Principal Investment Strategies state that the Fund may enter into derivative transactions including, but not limited to, options, forwards, futures and swaps. Please consider adding corresponding disclosure explaining why a Fund invests in those derivative transactions.

Response: The Registrant will consider supplementing this disclosure in connection with its next annual update.

9.	Payments to Broker-Dealers and Other Financial Intermediaries: Please confirm if the Funds will be sold through an insured depository institution. If so, please include disclosure required by Item 4(b)(1)(iii) of Form N-1A.

Response: The Registrant will add related disclosure in connection with its next annual update.

10.	Principal Risks: For each Fund that may invest in derivatives, please ensure the derivatives-related disclosure is focused on those types of derivatives in which the Fund will invest.

Response: The Registrant will consider supplementing this disclosure in connection with a future annual update.

11.	Principal Risks: Please confirm that if a Fund will be investing in swaps, the Fund will comply with the asset segregation approach outlined in SEC Release IC-10666, (April 18, 1979). Please also confirm that if a Fund will be the seller of credit-default swaps it will segregate the full notional value of its payment obligation to cover its obligations.

Response: The Registrant so confirms.

12.	Fees and Expenses – Annual Fund Operating Expenses: The Staff notes that certain Funds have a line item for “Dividend, interest and borrowing expense on securities sold short.” For such Funds, please consider adding disclosure relating to short sales to the Funds’ Principal Investment Strategies and Principal Risks sections, or supplementally explain why such disclosure should not be included.

Response: The Registrant notes that this line item has been removed from the Fees and Expenses tables for most of the Funds as it was inadvertently included as a line item for these Funds in the Amendment. The Registrant further notes that, for the two Funds of which this line item remains in the Fees and Expenses tables (Transamerica Event Driven and Transamerica Global Long/Short Equity), the Funds’ Principal Investment Strategies and Principal Risks sections include disclosure relating to short sales.

13.	Principal Risks: Please revise “Exchange Traded Funds” principal risk factor to include the following other risk factors: 1) the absence of a public market, 2) potential trading halts, and 3) the risks related to authorized participants.

Response: The Registrant will consider supplementing this risk factor in connection with it next annual update.

14.	Principal Risks: Please consider revising the “Market Risk” risk factor for brevity. The Staff notes that the more detailed disclosure could be moved to the section titled “More on Risks of Investing in the Fund” under Item 9 of Form N-1A.

Response: The Registrant believes the risk factor is appropriate and respectfully declines to make the suggested revision.

15.	Performance: Please consider supplementing the following disclosure in order to clarify the reference to “any limitation:”

“Absent any limitation of the fund’s expenses, total returns would be lower.”

Response: The Registrant will consider supplementing this disclosure in connection with it next annual update.

16.	Performance: Please include year to date returns as of the most recent calendar quarter end with the bar chart for each Fund pursuant to Item 4(b)(2)(ii) of N-1A.

Response: The Registrant has added year-to-date returns for each Fund as of September 30, 2016.

17.	Principal Risks: Please consider adding a “Large Capitalization” risk as it is applicable to certain Funds. Please also consider adding “Large Capitalization” risk to “More on the Risks of Investing in the Funds.”

Response: The Registrant will consider making this revision in connection with its next annual update.

18.	Principal Investment Strategies/Principal Risks: For Funds that include “Focused Investing” as a principal risk factor, please add corresponding disclosure to such Funds’ Principal Investment Strategies to note that the Fund may invest in certain countries, regions, sectors or industries to the extent the Fund focuses its investments in such areas.

Response: The Registrant will consider making this revision in connection with its next annual update.

19.	Performance: The Staff notes that certain Funds’ performance disclosures state that the performance table contains a secondary index when the table only has one index. Please revise the performance disclosure to reflect the number of indexes.

Response: In response to the Staff’s comment, the Registrant has reviewed and revised the performance disclosure to accurately reflect the number of benchmark indexes.

20.	Principal Investment Strategies: For Transamerica Dividend Focused, the Staff notes that the term “dividend” suggests a specific type of investment and requires an 80% policy with respect to investments in dividend paying securities. The Fund may use any reasonable means to determine what constitutes a dividend paying security. Please consider revising the disclosure in the Principal Investment Strategies section to include an 80% test for the Fund.

Response: The Registrant does not interpret Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), to require the Fund to have a policy of investing at least 80% of its assets in dividend paying securities. The Registrant does not believe that “dividend” is “a particular type of investment or investments” that would require the Fund to have a policy of investing at least 80% of its assets in that particular type of investment under Rule 35d-1(a)(1). Rather, the Registrant believes that the term “dividend,” particularly in combination with the term “focused,” suggests “an investment objective or strategy, rather than a type of investment,” as explained in the Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (Dec. 14, 2001), as follows:

Question 9

Q: How does rule 35d-1 apply to a fund that uses the term “income” in its name?

A: Rule 35d-1 would not apply to the use of the term “income” where that term suggests an investment objective or strategy rather than a type of investment. When used by itself, the term “income” in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment. For example, fund companies offering a group of “life cycle” funds, each of which invests in stocks, bonds, and cash in a ratio considered appropriate for investors with a particular age and risk tolerance, sometimes use the term “income” to describe the fund that places the greatest emphasis on achieving current income. Similarly, the term “growth and income” does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income. Likewise, the term “equity income” suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income. By contrast, a term such as “fixed income” suggests investment in a particular type of investment and would be covered by rule 35d-1.

The Registrant does not believe that the term “dividend” in the Fund’s name leads to the conclusion that it is investing in a particular type of investment. In this regard, the Registrant notes that a fund with the word “dividend” in its name could be suggesting that the fund was investing in dividend-paying stocks, or that it paid periodic dividends to its shareholders. The Registrant believes that the name “Dividend Focused” suggests that the Fund focuses on equities and has a strategy of achieving current income, but that it does not require the Fund to invest at least 80% of its assets in dividend paying securities.

The Registrant notes that, to its knowledge, the SEC staff has not publicly interpreted Rule 35d-1 to require a fund with the term “dividend” in its name to have an 80% policy in dividend paying securities. While certain funds with the term “dividend” in their name do have that policy, others have an 80% policy in “equity securities,” while others invest at least 80% in “income-producing equity securities” and others do not have an 80% test at all.

For these reasons, the Registrant respectfully declines to make any changes in response to the Staff’s comment.

21.	Principal Investment Strategies: For Transamerica Emerging Markets Debt, please revise the disclosure contained in the Fund’s Principal Investment Strategies to include the emerging markets test that is used in Transamerica Emerging Markets Equity, including the disclosure relating to the Fund’s benchmark.

Response: The Registrant will consider supplementing this disclosure in connection with its next annual update.

22.	Principal Investment Strategies: Please disclose the average duration of the fixed-income securities within the Funds’ portfolio or the Funds’ requirements regarding duration, for funds that list the average maturity of their debt securities.

Response: The Registrant will consider making this revision in connection with its next annual update.

23.	Principal Investment Strategies: For each Fund with “Active Trading” risk, please revise disclosure to reflect that “Active Trading” is a principal investment strategy of the Fund. If “Active Trading” is not a principal investment strategy, please remove “Active Trading” from the “Principal Risk” section.

Response: The Registrant will consider making this revision in connection with its next annual update.

24.	Principal Investment Strategies: For Transamerica Emerging Markets Equity, please consider removing the following disclosure from the Fund’s Principal Investment Strategies section:

“or (5) any other issuer that the sub-adviser believes may expose the fund’s assets to the economic fortunes and risks of emerging markets.”

Response: The Registrant will consider making this revision in connection with its next annual update.

25.	Principal Risks/More on Risks of Investing in the Funds: Please confirm that the More on Principal Risks section only describes principal risks. If so, please make sure that each principal risk appears in one or more summary prospectuses. Alternatively, if non- principal risks are included, describe them as such and put them in a separate section.

Response: The Registrant so confirms. It is noted that the “More on Certain Additional Risks” sub-section of the “More on Risks of Investing in the Funds” section provides risk information in addition to the principal risks.

26.	Principal Investment Strategies: For Transamerica Event Driven, please revise the disclosure contained in the Fund’s Principal Investment Strategies to include an 80% test for event driven securities. The Fund may use any reasonable means to determine what constitutes an event driven security.

Response: Please see Response to Comment 20 above. The Registrant does not believe that “event driven” is “a particular type of investment or investments” that would require the Fund to have a policy of investing at least 80% of its assets in that particular type of investments under Rule 35d-1(a)(1). Rather, the Registrant believes that the term “event driven” suggests “an investment objective or strategy, rather than a type of investment,” as explained in the Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (Dec. 14, 2001). The Fund employs a strategy of investing in companies that are involved in a corporate or special situation event. Accordingly, the Registrant respectfully declines to make any changes in response to the Staff’s comment.

27.	Principal Investment Strategies/Principal Risks: For Funds that may invest in “senior and subordinated” securities. Please clarify if this includes bank loans or floating rate loans. For Funds that intend to invest in bank loans and floating rate loans, please confirm whether investing in bank loans and floating rate loans are Principal Investment Strategies of the Fund, and, if so, consider including additional related disclosure to the Fund’s Principal Investment Strategies and Principal Risk sections.

Response: The Registrant will consider making this revision in connection with its next annual update.

28.	Principal Investment Strategies: Please provide a plain English explanation for the term “negative duration” as it is used in the following sentence:

“The sub-adviser expects the average duration of the fixed income securities within the fund’s portfolio, including the negative duration of short positions in fixed income securities, to be between 3 and 4 years.”

Response: The Registrant will consider making this revision in connection with its next annual update.

29.	Principal Risks/More on each Fund’s Strategies and Investments: For Funds that may invest in bank loans, please revise the disclosure in the More on each Fund’s Strategies and Investments section to explain how the Fund intends to meet short term liquidity needs due to the lengthy settlement period associated with bank loans. Additionally, please consider adding disclosure to the Principal Risks section indicating the following: 1) the lengthy settlement period may force the Fund to incur losses in order to pay redemption proceeds on time, and 2) bank loans may not be securities and therefore may not be subject to the protections afforded by the federal securities laws.

Response: The Registrant notes that much of this disclosure is already contained in the existing “Loans” and “Liquidity” risk factors. The Registrant will consider supplementing the principal risk disclosure in connection with its next annual update.

30.	Principal Investment Strategies: Please confirm that the each Fund’s respective benchmark index meets the criteria to be considered an “appropriate broad-based securities market index” as defined in Instruction 5 to Item 22(b)(7) of Form N-1A.

Response: The Registrant so confirms.

31.	Principal Investment Strategies: For each “global” or “international” fund, please consider revising the Fund’s Principal Investment Strategies to disclose that the Fund may consider the following to be global securities: Issuers considered to be economically tied to countries outside the US, without limitation: (1) an issuer organized under the laws of or maintaining a principal office or principal place(s) of business outside the US; (2) an issuer of securities that are principally outside the US; (3) an issuer that derives or is currently expected to derive 50% or more of its total sales, revenues, profits, earnings, growth, or another measure of economic activity from, the production or sale of goods or performance of services or making of investments or other economic activity outside the US, or that maintains or is currently expected to maintain 50% or more of its employees, assets, investments, operations, or other business activity outside the US; or (4) a governmental or quasi-governmental entity outside the US. Additionally, the sub-adviser may consider an issuer to be economically tied to countries outside the US even though it may be based in a developed market such as the United States. The sub-adviser considers countries outside the US to be countries included in each Fund’s respective benchmark index.

Response: The Registrant does not believe that this definition is required. Rather, we believe that, based on guidance given by the Staff, the applicable Funds have flexibility to develop their own definitions so long as those definitions effectively connote the appropriate level of investment outside the U.S. See the Letter to Mara Shreck, Esq., Associate Counsel, Investment Company Institute, SEC Staff Comments on Fund Names (Rule 35d-1) (June 4, 2012). The Registrant will nonetheless consider supplementing the relevant disclosure in connection with its next annual update.

32.	Fund Name/Principal Investment Strategies: Please explain supplementally how the Transamerica Global Equity Fund, which includes the word “global” in its name but does not disclose a percentage investment in foreign investments in the Fund’s “Principal Investment Strategies” section, meets the standards set forth in footnote 42 to the adopting release for Rule 35d-1 under the 1940 Act (the “Names Test”).

Response: Please see the Response to Comment 31 above. The first paragraph of the Fund’s “Principal Investment Strategies” section in the Fund’s Prospectus discloses that “[u]nder normal conditions, the Fund will invest in at least four countries including the U.S.” The Registrant notes that Rule 35d-1 does not regulate several terms, including “global.” In the adopting release for Rule 35d-1, the SEC affirmatively chose not to impose an investment percentage threshold in foreign investments or a minimum number of countries in which a fund must invest for a fund with “global” in its name, and the adopting release indicates that such term does not give rise to an 80% investment requirement. Instead, the adopting release asserts that “global” connotes diversification among investments in a number of different countries throughout the world and states the SEC expects that companies using “global” will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name.

The Registrant notes that while the SEC no longer distinguishes the terms “global” and “international,” the SEC has in the past suggested that an investment company with “global” in its name should invest in securities of at least three different countries (which may include the United States) and that an investment company with “international” in its name should invest in securities of at least three countries outside the United States.

The Registrant believes the use of the term “global” in the Fund’s name accurately reflects the Fund’s strategy of investing in at least four countries including the U.S. The Registrant has therefore not made revisions to the disclosure.

33.	Principal Investment Strategies/Principal Risks: For Transamerica High Yield Muni, the Staff notes that the Municipal Securities principal risk factor states that: “The fund may invest in municipal securities of issuers in Puerto Rico or other U.S. territories…” Please confirm if the Fund will invest in Puerto Rican debt securities. If the Fund may invest in Puerto Rican debt securities, please revise the Fund’s Principal Investment Strategies to reflect such investments. If the Fund does not intend to make such investments, please revise the Municipal Securities risk factor accordingly.

Response: The Registrant confirms that the Fund may invest in Puerto Rican debt securities. The Registrant will consider making this revision in connection with its next annual update.

34.	Principal Investment Strategies: With respect to any Fund that invests, or plans to invest, more than 15% of its net assets in the securities issued by entities excluded from the definition of an investment company by Section 3(c)(1) or 3(c)(7) of the 1940 Act, please explain in detail how the Fund’s Board of Trustees determined that such holdings are liquid (i.e., securities that can be disposed of within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the instrument). Please include general market data on the types of investments and data on the liquidity of such instruments that the Fund invests in, or plans on investing in, including information about:

a.	The existence of an active market for the asset, including the number, diversity, and quality of market participants;

b.	the frequency of trades or quotes for the asset and average daily trading volume of the asset;

c.	the volatility of trading prices for the asset;

d.	bid-ask spreads for the asset;

e.	restrictions on trading of the asset and limitations on transfer of the asset;

f.	the size of the Fund’s position in the asset relative to the asset’s average daily trading volume and, as applicable, the number of units of the asset outstanding; The availability of, and Fund adviser’s access to, information on underlying loans or other assets held by collateralized loan obligations, collateralized debt obligations and borrowers; and how the Fund will be able to appropriately value these instruments on a daily basis; and

g.	volume and, as applicable, the number of units of the asset outstanding; The availability of, and fund adviser’s access to, information on underlying loans or other assets held by CLOs and CDOs and borrowers; and

h.	how the fund will be able to appropriately value these instruments on a daily basis.

Response: The Registrant notes that none of the Funds invested more than 15% of their net assets in such securities as of September 30, 2016, and that none of the Funds currently plan on investing more than 15% of their net assets in such securities.

35.	Principal Investment Strategies: Please confirm that the Russell 1000® Value Index meets the criteria to be considered an “appropriate broad-based securities market index” as defined in Instruction 5 to Item 22(b)(7) of Form N-1A.

Response: The Registrant so confirms.

36.	Principal Investment Strategies/Principal Risks: Please explain supplementally why the Registrant believes “Small Capitalization” and “Mid Capitalization” are principal risk factors of the Transamerica Large Cap Value fund

Response: The Registrant notes that the Fund may invest up to 20 percent of its net assets in small- and/or mid-capitalization securities. As such, the Registrant believes that these risks are appropriate and has therefore not made revisions to the disclosure.

37.	More on Each Fund’s Strategies and Investments: Please revise disclosure to clarify that when taking temporary defensive positions under adverse or unstable market, economic or political conditions, such a strategy may be inconsistent with each Fund’s Investment Objective and Principal Investment Strategies in these situations.

Response: The Registrant notes the following disclosure is included in the “More on Each Fund’s Strategies and Investments” with respect to each Fund potentially taking temporary defensive positions: “Although the fund would do this only in seeking to avoid losses, the fund may be unable to pursue its investment objective during that time, and it could reduce the benefit from any upswing in the market.” The Registrant believes this language adequately addresses the Staff’s comment.

38.	Shareholder Information: Please disclose, if accurate, that the Registrant’s exemptive order includes relief from aggregate fee disclosure as required from Item 10(a)(1)(ii). If the Registrant is unable to make such a representation, please state the sub-advisory fee as a percentage of net assets, including any breakpoints, as required in Item 10(a)(1)(ii) of Form N-1A. Additionally, please include the compensation and dates of service for any sub-advisers that were terminated over the past fiscal year in accordance with Instruction 1 to Item 10(a)(1)(ii) of Form N-1A.

Response: The Registrant’s exemptive order does not include relief from Item 10(a)(1)(ii) of Form N-1A. With respect to Item 10(a)(1)(ii), the Registrant believes that the current disclosure is responsive. Instruction 3 to Item 10(a)(1)(ii) states that “[i]f a Fund has more than one investment adviser, disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser, in response to this Item.” The disclosure in the prospectus represents the aggregate advisory fees paid by each Fund during the fiscal year ended October 31, 2015. Also, as disclosed in the relevant “Performance” sections of the prospectus: (i) there were sub-adviser changes for Transamerica Small Cap Value and Transamerica Multi-Cap Growth that occurred after the fiscal year ended October 31, 2015; and (ii) a sub-adviser was added to manage a sleeve of Transamerica Small/Mid Cap Value after the fiscal year ended October 31, 2015. As disclosed in the “Shareholder Information - Advisory Fee Changes During the Fiscal Year” section of the prospectus, there were reductions in the manager’s advisory fee schedules for these Funds in connection with these sub-adviser changes, and the impact of such reductions is reflected in the aggregate advisory fee paid by each of these Funds as disclosed.

39.	Prior Performance for Similar Accounts: The Staff requests that the Registrant delete the Prior Performance for Similar Accounts section in its entirety as none of the funds included in the Amendment are new funds, and as such, each fund already contains performance information. The Staff notes there will be additional comments on this section should the Registrant wish to keep the disclosure.

Response: The Registrant has removed this section from the Funds’ prospectus.

40.	Choosing a Share Class: For the Advisor Class prospectus, please remove all references to other share classes.

Response: The Registrant has, where appropriate, removed references to other share classes from the prospectus.

41.	Selling Shares: Please revise “Shares will normally be redeemed for cash, although the fund retains the right to redeem its shares in kind.” to clarify that in-kind redemptions are subject to market risks and brokerage transaction fees. Additionally, please clarify if any illiquid securities can be utilized to meet in-kind redemptions.

Response: The Registrant will consider supplementing the disclosure in question in connection with its next annual update.

42.	Exchanging Shares: Please consider adding disclose noting that an exchange is a taxable event with an explanation as to why this is the case. The Staff notes this information could be useful to shareholders.

Response: The Registrant will consider supplementing the disclosure in question in connection with its next annual update.

43.	Features and Policies: Please clarify if the disclosure relating to reinvestment of shares applies to Advisor Class. If it does not apply, please remove references to Advisor Class shares.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in question.

SAI Comments

44.	General Description of the Trust and the Funds: Please confirm that the Principal Investment Strategies and Principal Risks of each fund listed as “non-diversified” include specific disclosure relating to the diversification status of those Funds in the SAI.

Response: The Registrant so confirms that specific disclosure relating to the diversification status of the applicable Funds is included in the SAI.

45.	Additional Information about Fundamental Investment Policies: Please revise the following disclosure related to cash equivalents: “Under the policy, Transamerica Government Money Market may invest without limitation in obligations issued by banks.” The Staff notes that this exclusion is inconsistent with Rule 2a-7 as it relates to government money market funds.

Response: The sentence in question no longer appears in the SAI.

46.	Additional Information about Fundamental Investment Policies: Please revise the narrative disclosure on concentration to clarify that the Funds cannot invest “without limit” in the following: municipal securities without taking into account the industry in which the municipality invests; securities of foreign governments; and issuers domiciled in a single jurisdiction or country.

Response: The Registrant has not made the requested change regarding municipal securities. The Registrant is unaware of any formal Staff position or any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that requires this change. The Registrant is also unaware of any support for this change in the views of the Staff with respect to industry concentration as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977).

The Registrant also has not made the requested change concerning the securities of foreign governments. The Registrant is not aware of any formal Staff position or other regulatory requirement that states foreign governments are considered an industry for purposes of concentration. The Registrant also notes that the former Guide 19 to Form N-1A, “Concentration of Investments in Particular Industries,” specifically excludes governments or political subdivisions from Section 8(b)(1) under the 1940 Act: “Further, the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.”

In addition, as to issuers domiciled in a single jurisdiction or country, the Registrant is unaware of any formal Staff position or other regulatory requirement that such issuers must be considered members of the same industry for purposes of a fundamental policy relating to concentration.

Finally, the Registrant notes that its treatment of municipal securities, foreign governments and issuers domiciled in a single jurisdiction or country is consistent with the fundamental policies of other funds currently in operation.

47.	Sub-Advisory Fees: Unless the Registrant’s exemptive order includes aggregate fee disclosure, please add aggregate compensation paid to each sub-adviser for the past three years or for the length of the sub-adviser’s service, and the method of calculating such compensation. Describe any fee waiver contracts between TAM and any sub-adviser.

Response: The Registrant notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the sub-advisory fees are paid by the manager, and not the Funds, the Registrant respectfully declines to make any changes in response to this comment.

48.	Exhibits: Please confirm all current sub-advisory agreements will be filed as an exhibit to the Registrant’s next post-effective amendment to the Registration Statement, or are incorporated by reference into that filing.

Response: The Registrant so confirms.

49.	Transfer Agent: Please confirm if the transfer agent fees are per account. If so, please revise the disclosure regarding transfer agent fees to clarify that the fees are per account.

Response: In response to the Staff’s comment, the Registrant has clarified the disclosure in question.

50.	Appendix B – Portfolio Managers: For all sub-advisers whose portfolio manager compensation is linked to performance, please consider adding disclosure related to those sub-advisers’ compensation to portfolio managers to include the qualitative and quantitative methods applied in measuring the individual performance of portfolio managers, and whether performance is measured pre-tax or post-tax, and over what period. If performance is measured against a benchmark, please identify the benchmark. The Staff notes this disclosure can be found for certain sub-advisers, but is omitted for others.

Response: The Registrant will consider making this revision in connection with its next annual update.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call (720) 493-4249 with any questions.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.